AB Vf 4-3-02

02019455

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response	. . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING MAR 29 2002 WASH, D.C. 365 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53286

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/10/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SG Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1809 NW Johnson
(No. and Street)

Portland	Oregon	97209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Neil (503) 222-9737
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
(Name — if individual, state last, first, middle name)

888 SW Fifth Avenue, Suite 800	Portland,	Oregon	97204
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Vf 4-4-02

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Mark G. Neil, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SG Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of Oregon SS.
County of Multnomah

Signed and sworn before me on March 28, 2002
by Mark G. Neil.

Mikel S. Sooter Notary Public Oregon
My commission expires: Jan 31, 2004

Signature

Chief Compliance Officer
Title

OFFICIAL SEAL
MIKEL S. SOOTER
NOTARY PUBLIC-OREGON
COMMISSION NO. 331155
MY COMMISSION EXPIRES JAN. 31, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of operations.
- [x] (d) Statement of Changes in cash flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SG SECURITIES, INC.
(A DEVELOPMENT STAGE COMPANY)

FORM X-17A-5 PART IIA

OF THE FOCUS REPORT OF THE

SECURITIES AND EXCHANGE COMMISSION

APRIL 10, 2001 (INCEPTION) TO DECEMBER 31, 2001

SG SECURITIES, INC.
(A DEVELOPMENT STAGE COMPANY)
TABLE OF CONTENTS

APRIL 10, 2001 (INCEPTION) TO DECEMBER 31, 2001

GEFFEN
MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
SG Securities, Inc.
(A Development Stage Company)
Portland, Oregon

We have audited the accompanying statement of financial condition of SG Securities, Inc. (a Development Stage Company) as of December 31, 2001, and the related statements of operations, changes in shareholders' equity, and cash flows for the period April 10, 2001 (inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SG Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the period April 10, 2001 (inception) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Geffen, Mesher & Company, P.C.

March 22, 2002

888 S.W. FIFTH AVENUE, SUITE 800 • PORTLAND, OREGON 97204 • TELEPHONE: 503/221-0141 • 800/819-0141 • FAX: (503) 227-7924
MEMBER OF DFK INTERNATIONAL - AN AFFILIATION OF ACCOUNTING FIRMS WITH OFFICES IN PRINCIPAL CITIES THROUGHOUT THE WORLD

SG Securities, Inc.

(A Development Stage Company)
Statement of Financial Condition

December 31, 2001

Assets		
Cash and cash equivalents	$	7,272
Shareholders' equity		
Common stock, no par; authorized 10,000 shares, issued and outstanding 100 shares	$	1,000
Additional paid-in-capital		20,100
Deficit accumulated during the development stage		(13,828)
	$	7,272

See notes to financial statements

SG Securities, Inc.

(A Development Stage Company)
Statement of Operations

April 10, 2001 (Inception) to December 31, 2001

Costs and expenses		
Bank charges	$	271
Office supplies		203
Professional fees		7,875
Taxes and licenses		4,527
Travel and entertainment		998
Total expenses		13,874
Interest income		46
Net loss	($	13,828)

See notes to financial statements

SG Securities, Inc.
(A Development Stage Company)
Statement of Changes in Shareholders' Equity

April 10, 2001 (Inception) to December 31, 2001

	Common stock		Additional paid-in-capital	Deficit accumulated during the development stage	Total
	Shares	Amount			
Balance, April 10, 2001 (inception)	-0-	$ -0-		$ -0-	$ -0-
Shares issued	100	1,000			1,000
Contributions of capital			$ 20,100		20,100
Net loss				(13,828)	(13,828)
Balance, December 31, 2001	100	$ 1,000	$ 20,100	($ 13,828)	$ 7,272

See notes to financial statements

SG SECURITIES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS

APRIL 10, 2001 (INCEPTION) TO DECEMBER 31, 2001

Cash flows from operating activities	
Net loss and net cash used by operations	($ 13,828)
Cash flows from financing activities	
Proceeds from issuance of common stock	1,000
Contributions of capital from shareholders	20,100
Net cash provided by financing activities	21,100
Net increase in cash and cash equivalents	7,272
Cash and cash equivalents at inception	-0-
Cash and cash equivalents at end of year	$ 7,272

See notes to financial statements

APRIL 10, 2001 (INCEPTION) TO DECEMBER 31, 2001

1. Line of business and significant accounting policies

Line of business
The Company was formed to engage in selling variable life insurance or annuities, primarily to institutional accounts as well as high net worth individuals.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents
Cash equivalents are funds in a money market account and are recorded at cost, which approximates fair value. The Company considers short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Income taxes
The Company, with the consent of its shareholders, has elected to be treated as an "S" Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the shareholders of an "S" Corporation are taxed individually on the Company's taxable income or loss. Therefore, no provision or liability for corporate income taxes has been included in these financial statements.

Development stage operations
The Company was incorporated on April 10, 2001. Operations have primarily been devoted to formation, registration as a broker-dealer, and administrative functions. The continuation of the Company's ability to meet its net capital needs is based on additional capital contributions, if necessary, being made by the shareholders.

2. Net capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-l. As a result, the minimum net capital required is the greater of $5,000 or 1/15th of aggregate indebtedness, as defined. At December 31, 2001, the Company has net capital and required net capital of $7,272 and $5,000, respectively, and a ratio of aggregate indebtedness to net capital of -0- to 1. Net capital and required net capital may fluctuate on a daily basis.

3. Related party transactions

The Company's majority shareholder is also the majority owner of Strategic Investment Advisors, Inc. In the ordinary course of business, the entities may purchase goods or services as a group. These transactions may periodically generate related party receivables and payables. The related party also provides certain costs, such as office space and administrative services, at no charge.

SG SECURITIES, INC.
(A DEVELOPMENT STAGE COMPANY)
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

DECEMBER 31, 2001

Net capital		
Total shareholders' equity	$	7,272
Net capital	$	7,272
Aggregate indebtedness		
Accounts payable and accrued expenses and other liabilities	$	-0-
Computation of basic net capital requirements		
Minimum net capital required		5,000
Excess net capital		2,272
Excess of net capital at 1,000%	$	7,272
Ratio of aggregate indebtedness to net capital		-0- to 1

Reconciliation with Company's computation
There was no material difference between these computations and the computations included in the Part IIA of the Company's Form X-17a-5 unaudited report as of December 31, 2001.

APRIL 10, 2001 (INCEPTION) TO DECEMBER 31, 2001

Exemptive provisions:

The Company is exempt from Rule 15c3-3 because the Company does not receive or hold any customer securities or cash.

GEFFEN
MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
SG Securities, Inc.
(A Development Stage Company)
Portland, Oregon

In planning and performing our audit of the financial statements of SG Securities, Inc., (a Development Stage Company) for the period April 10, 2001 (inception) to December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission, we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by SG Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ll) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions and that the effectiveness of their design and operation might deteriorate.

888 S.W. FIFTH AVENUE, SUITE 800 • PORTLAND, OREGON 97204 • TELEPHONE: 503/221-0141 • 800/819-0141 • FAX: (503) 227-7924
MEMBER OF DFK INTERNATIONAL - AN AFFILIATION OF ACCOUNTING FIRMS WITH OFFICES IN PRINCIPAL CITIES THROUGHOUT THE WORLD

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of SG Securities, Inc. (a Development Stage Company) to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Geffen, Mesher & Company, P.C.

March 22, 2002